

SECOND QUARTERLY REPORT

SIX MONTHS ENDED JULY 31, 2002

BOMBARDIER

Experience the Extraordinary

Management's Discussion and Analysis

CONSOLIDATED RESULTS

The Management's discussion and analysis that follows is based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on i) earnings before interest and income taxes (EBIT), ii) EBIT before the effect of one-time charges and iii) earnings before income taxes (EBT). One-time charges are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that are unusual in nature and that could potentially distort the analysis of trends. These earnings measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other corporations.

Total consolidated revenues of Bombardier Inc. amounted to $5.7 billion in the second quarter ended July 31, 2002, compared to $4.9 billion for the same period the previous year, for an increase of 16%. For the six months ended July 31, 2002, consolidated revenues increased 26% to $11.2 billion, compared to $8.9 billion for the same period last year. These increases are mainly the result of the consolidation of DaimlerChrysler Rail Systems GmbH (Adtranz) accounts for the full six-month period of the current fiscal year and a higher level of activities in the transportation segment as well as increased sales of outboard engines. Bombardier Capital (BC) experienced lower revenues due to the discontinuance in the prior year of loan origination activities for the manufactured housing and consumer products finance businesses and a lower interest rate environment.

EBIT reached $207.1 million for the three-month period ended July 31, 2002, compared to $458.1 million for the same period last year. EBIT for the six-month period ended July 31, 2002 was $583.1 million, compared to $836.3 million for the same period last year. Lower EBIT in the aerospace segment more than offset higher EBIT in the other three segments. EBIT in the aerospace segment was affected by one-time charges amounting to $211.4 million ($136.0 million after tax or $0.10 per share) recorded during the second quarter of the current fiscal year. Before the effect of the one-time charges, EBIT for the three-month and six-month periods ended July 31, 2002 would have been $418.5 million and $794.5 million respectively.

Net interest expense of the manufacturing segments increased from $36.3 million for the quarter ended July 31, 2001 to $56.2 million for the quarter ended July 31, 2002. On a year-to-date basis, net interest expense of the manufacturing segments totalled $103.6 million, compared to $55.9 million for the same period last year. The increases in net interest expense result from higher indebtedness due to the acquisitions of Adtranz and of the outboard engine assets and their working capital requirements, as well as higher inventory levels.

EBT for the three-month period ended July 31, 2002 was $150.9 million or 2.6% of revenues, compared to $421.8 million, or 8.6% of revenues, for the same period last year. EBT for the six-month period ended July 31, 2002 reached $479.5 million, or 4.3% of revenues, compared to $780.4 million, or 8.8% of revenues, for the same period the previous year.

The Corporation's income taxes totalled $49.5 million in the second quarter, against $133.9 million for the same period last year. Year-to-date income taxes amounted to $158.9 million, compared to $251.5 million for the first six months of the previous year. The effective consolidated income tax rate for the Corporation's worldwide operations for the six months ended July 31, 2002 was 33.1%, compared to 32.2% for the same period the previous year.

Net income reached $101.4 million, or $0.07 per share for the second quarter of the current fiscal year, compared to $287.9 million, or $0.21 per share for the second quarter of last year. On a year-to-date basis, net income totalled $320.6 million, or $0.22 per share, compared to $528.9 million, or $0.38 per share for the same period last year.

As at July 31, 2002, the order backlog was $45.7 billion, compared to $44.1 billion as at January 31, 2002, and $45.9 billion as at July 31, 2001.

BOMBARDIER AEROSPACE

Bombardier Aerospace's revenues before intersegment eliminations were stable at $2.7 billion and $5.3 billion for the three-month and six-month periods ended July 31, 2002 and 2001, respectively. Revenues remained at the same level for these periods, mainly as a result of the strengthening of the U.S. dollar for the current periods compared to last year, a favourable revenue mix of aircraft deliveries and increases in aircraft completions and used aircraft sales. These favourable developments were offset by a reduction in business aircraft deliveries.

Before the effect of one-time charges amounting to $211.4 million ($136.0 million after tax or $0.10 per share), EBIT was $262.4 million, or 9.8% of revenues, for the second quarter ended July 31, 2002, compared to $403.0 million, or 14.8% of revenues, for the same period the previous year and $515.6 million, or 9.7% of revenues, for the six-month period ended July 31, 2002, compared to $763.4 million, or 14.3% of revenues, for the same period the previous year. These decreases are explained by a different mix of aircraft deliveries arising mainly from lower deliveries in the business

aircraft segment due to continuing difficult economic conditions and the impact of the strike in the first quarter of the current year at the Montréal and Mirabel facilities. The margin percentage was also impacted by additional used business aircraft sales, which generated lower margins. After the one-time charges, EBIT was $51.0 million, or 1.9% of revenues, for the three-month period ended July 31, 2002 and $304.2 million, or 5.8% of revenues, for the six-month period ended July 31, 2002. As a result of the continuing weakness of the U.S. economy, a review of the business and commercial used aircraft portfolios was conducted and a charge of $170.4 million was recorded in connection with the write-down in the value of used aircraft, as well as for additional provisions resulting from lower anticipated sub-lease revenues on aircraft under sale and leaseback pursuant to the US Airways Group, Inc. decision to file for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Also recorded during the quarter was a one-time charge of $41.0 million in connection with the final settlement of a lawsuit initiated by Raytheon E-Systems Inc. related to contractual disputes and for additional provisions for contractual disputes with a customer.

Interest expense amounted to $75.8 million for the quarter ended July 31, 2002, compared to $73.9 million for the quarter ended July 31, 2001. For the six months ended July 31, 2002, interest expense totalled $138.3 million, compared to $124.1 million for the same period last year. The effect of increased interest expense from higher inventory levels was partly offset by a lower interest rate environment.

EBT amounted to a loss of $24.8 million for the second quarter ended July 31, 2002, compared to $329.1 million, or 12.1% of revenues, for the same period last year. EBT for the six months ended July 31, 2002 was $165.9 million, or 3.1% of revenues, compared to $639.3 million, or 12.0% of revenues, for the six months ended July 31, 2001.

The aerospace firm order backlog totalled $22.5 billion as at July 31, 2002, compared to $23.7 billion as at January 31, 2002 and $25.9 billion as at July 31, 2001.

Business Aircraft

The deliveries detailed in the following table include the aircraft sold to customers of the Bombardier Flexjet* program, which enables individuals or companies to purchase a share in a Bombardier business jet.

	Deliveries for the six-month period ended July 31, 2002	Deliveries for the six-month period ended July 31, 2001
Bombardier Learjet* 31A	**3**	6
Bombardier Learjet 45	**15**	33
Bombardier Learjet 60	**9**	16
Bombardier Challenger* 604	**12**	20
Bombardier Global Express*	**10**	12
TOTAL	**49**	87

During the six-month period ended July 31, 2002, deliveries of business aircraft decreased as a result of the continuing weakness of the U.S. economy.

Bombardier Flexjet Program

As at July 31, 2002, 103 aircraft were in service in North America under the Bombardier Flexjet program compared to 105 aircraft as at January 31, 2002. The number of customers with a flight time entitlement totalled 707 as at July 31, 2002, compared to 661 as at January 31, 2002.

Bombardier Business Aircraft Completions

During the six-month period ended July 31, 2002, 85 aircraft were completed at Bombardier Aerospace's two business aircraft completion centres located in Montréal, Québec (Bombardier Global Express) and Tucson, Arizona (Bombardier Learjet 31A, Learjet 45, Learjet 60, Challenger 604 and Global Express), as well as at authorized completion centres. By comparison, 82 aircraft were completed in the same period last year.

	Completions for the six-month period ended July 31, 2002	Completions for the six-month period ended July 31, 2001
Bombardier Learjet 31A	**8**	10
Bombardier Learjet 45	**29**	28
Bombardier Learjet 60	**15**	16
Bombardier Challenger 604	**17**	16
Bombardier Global Express	**16**	12
TOTAL	**85**	82

Regional Aircraft

Bombardier Aerospace delivered the following regional aircraft:

	Deliveries for the six-month period ended July 31, 2002	Deliveries for the six-month period ended July 31, 2001
Bombardier CRJ100/200*	**57**	62
Bombardier CRJ700*	**17**	6
Bombardier Q100/200*	**0**	1
Bombardier Q300*	**4**	6
Bombardier Q400*	**12**	11
TOTAL	**90**	86

During the second quarter ended July 31, 2002, Bombardier Aerospace received firm orders for 29 Bombardier CRJ100/200 and one Bombardier CRJ700 and received four cancellations for the CRJ100/200, compared to firm orders for 75 CRJ100/200, 20 CRJ700, 20 Bombardier CRJ900 and 10 Bombardier Q Series for the same period last year.

During the six-month period ended July 31, 2002, Bombardier Aerospace received firm orders for 35 Bombardier CRJ100/200 and one Bombardier CRJ700 and received five cancellations for the CRJ100/200, compared to firm orders for 150 CRJ100/200, 20 CRJ700, 20 Bombardier CRJ900 and 10 Bombardier Q Series for the same period last year.

The order backlog of regional aircraft as at July 31, 2002 was as follows:

	Aircraft on Firm Order	Options and Conditional Orders or Letters of Agreement	Total Backlog
Bombardier CRJ100/200	313	845	1,158
Bombardier CRJ700	148	354	502
Bombardier CRJ900	30	82	112
Bombardier Q100/200	1	2	3
Bombardier Q300	16	31	47
Bombardier Q400	10	52	62
TOTAL	518	1,366	1,884

In spite of the continued weakness of overall passenger traffic in the U.S., regional airlines are experiencing good performance, mainly because they have lower cost structures than the major airlines.

There were no Bombardier 415* turboprop amphibious aircraft delivered during the six-month period ended July 31, 2002, compared to one aircraft delivered during the same period the previous year.

BOMBARDIER TRANSPORTATION

The following analysis takes into consideration the Adtranz acquisition, effective May 1, 2001.

For the second quarter ended July 31, 2002, Bombardier Transportation's revenues before intersegment eliminations amounted to $2.4 billion, compared to $1.6 billion for the second quarter of the previous year, for a 49% increase. Year-to-date revenues before intersegment eliminations increased 92.1% to $4.7 billion, compared to $2.5 billion for the same period last year. These increases are mainly attributable to the consolidation of the results of Adtranz for the full six months of the current fiscal year compared to two months for last year, a higher level of activities on the Virgin Rail and Long Island contracts and the increase in the value of the euro compared to the Canadian dollar.

EBIT amounted to $79.9 million, or 3.3% of revenues, for the second quarter ended July 31, 2002, compared to $21.8 million, or 1.4% of revenues, for the same period last year. EBIT for the six months ended July 31, 2002 amounted to $148.2 million, or 3.1% of revenues, compared to $12.9 million, or 0.5% of revenues, for the six months ended July 31, 2001. The increases in EBIT are mainly due to the consolidation of the results of Adtranz for the full six months of the current fiscal year, compared with two months in the same period last year.

Interest income decreased from $45.3 million for the quarter ended July 31, 2001 to $28.6 million for the quarter ended July 31, 2002, while year-to-date interest income amounted to $50.9 million, compared to $80.6 million for the same period last year. The decrease in interest income is attributable to a lower interest rate environment and higher net assets arising from the Adtranz acquisition, including its related goodwill.

As a result, EBT amounted to $108.5 million for the second quarter ended July 31, 2002, compared to $67.1 million for the same period last year for an EBT margin, expressed as a percentage of revenues,

of 4.5%, and 4.2%, respectively. EBT for the six months ended July 31, 2002 amounted to $199.1 million, or 4.2% of revenues, compared to $93.5 million, or 3.8% of revenues, for the six months ended July 31, 2001.

Following the recent development relating to the Acela† trains, whereby Amtrak suspended service, Bombardier Transportation, in collaboration with Amtrak, has developed a short-term solution to return the trains to normal service. In addition, Bombardier Transportation is currently developing a long-term solution, which is expected to be completed and approved by Amtrak and the Federal Railroad Administration during the third quarter of the fiscal year.

As at July 31, 2002, the value of Bombardier Transportation's order backlog totalled $23.2 billion, consisting of $18.1 billion for operations and $5.1 billion for service businesses. This compares to $16.3 billion for operations and $4.1 billion for service businesses for a total of $20.4 billion as at January 31, 2002, and $16.9 billion for operations and $3.1 billion for service businesses for a total of $20.0 billion as at July 31, 2001. The increase in the value of the backlog as at July 31, 2002 reflects strong order intake and the increase in the value of the euro compared to the Canadian dollar.

During the first six months of fiscal year 2003, Bombardier Transportation received $5.6 billion of new orders, including the following major new orders:

Client	**Product**	**Number of cars**	**Value (in millions of dollars)**
GOVIA (U.K.)	Electrostar electric cars, material supply and technical support	460	$1,490.0 [(1)]
Long Island Rail Road (U.S.)	Commuter rail cars	352	$941.0
Connex South Eastern (U.K.)	Electrostar electric cars Maintenance	228 30 years	$424.0 $333.0
Connex South Eastern (U.K.)	Suburban Electrostar cars	180	$561.0
HSBC Rail UK Limited, to be operated by Midland Mainline (U.K.)	Diesel-electric multiple unit cars	127	$512.0
Trenitalia (Italy)	Electric locomotive	42	$188.0
Western Australian Gov. (Australia)	Three-car electric commuter trains	31	$185.0
Transport Authority of Lower Saxony (Germany)	Double-deck cars Locomotives	66 10	$161.0
Transport Authority of Frankfurt (Germany)	Low-floor trams	60	$157.0
Deutsche Bahn (Germany)	Seven-car ICE T high-speed trains	28	$144.0
Porterbrook Leasing Company Ltd. (U.K.)	Turbostar DMU	45	$121.0
Eskisehir Greater City Municipality (Turkey)	Light Rail transit system	14.2 km system	$117.0
Porterbrook Leasing Company Ltd. (Denmark)	Double-deck cars	25	$50.0

(1) Value of the complete order

BOMBARDIER RECREATIONAL PRODUCTS

For the second quarter ended July 31, 2002, Bombardier Recreational Products' revenues before intersegment eliminations amounted to $508.0 million, compared to $418.7 million for the second quarter ended July 31, 2001, for a growth of 21.3%. On a year-to-date basis, revenues before intersegment eliminations were $968.0 million, compared to $788.8 million for the same period last year. These increases are mainly due to higher outboard engine activities as a result of successful production ramp-up, combined with higher ATV sales.

EBIT reached $45.0 million, or 8.9% of revenues, for the three-month period ended July 31, 2002, compared to $36.3 million, or 8.7% of revenues, for the corresponding period last year. EBIT for the six months ended July 31, 2002 was $78.9 million, or 8.2% of revenues, compared to $60.0 million, or 7.6% of revenues, for the six months ended July 31, 2001. The increases in EBIT for the six-month period of the current fiscal year compared to last year result mainly from a higher level of activities.

Interest expense increased from $7.7 million for the quarter ended July 31, 2001 to $9.0 million for the quarter ended July 31, 2002. For the six months ended July 31, 2002, interest expense totalled $16.2 million, compared to $12.4 million for the same period last year. The effect of a lower interest rate environment was more than offset by the increase in net assets, mostly arising from the relaunch of outboard engine activities.

EBT totalled $36.0 million, or 7.1% of revenues, for the second quarter ended July 31, 2002, compared to $28.6 million, or 6.8% of revenues, for the quarter ended July 31, 2001. EBT for the six months ended July 31, 2002 was $62.7 million, or 6.5% of revenues, compared to $47.6 million, or 6.0% of revenues, for the six months ended July 31, 2001.

BOMBARDIER CAPITAL

The following analysis refers to revenue-generating assets, which are defined as finance receivables and operating lease portfolios, on which BC earns interest revenues and lease income. Operating lease portfolios include on-balance sheet assets under operating leases and railcar assets under sale and leaseback. In addition to revenue-generating assets, assets under management include securitized loans and lease receivables sold to third parties on which BC earns servicing fees. Publicly securitized manufactured housing loans are excluded from assets under management following the Corporation's decision to completely withdraw from this business as announced on September 26, 2001.

To simplify the financial reporting and to provide better visibility to the floorplan receivable portfolios, the securitized floorplan receivable portfolios are now recorded as financing transactions, and the assets and related debt are presented on the balance sheet. The Corporation's credit exposure to the securitized portfolios has not been changed as a result of these modifications. This resulted in an increase in finance receivables of $2.0 billion and an equal amount for the short-term borrowings and long-term debt as at June 1, 2002. No gain or loss was recognized as a result of these transactions. All floorplan receivables managed by BC are now presented on-balance sheet.

On July 31, 2002, BC repurchased a pool of consumer finance loans previously funded through a securitization conduit amounting to $29.9 million. No gain or loss was recognized as a result of this transaction.

Average revenue-generating assets amounted to $10.5 billion for the quarter ended July 31, 2002, compared to $11.4 billion for the quarter ended July 31, 2001. For the six-month period ended July 31, 2002, average revenue-generating assets amounted to $10.0 billion, compared to $10.7 billion for the same period last year. These decreases are primarily the result of the September 26, 2001 decision to withdraw from the manufactured housing businesses, which are no longer part of revenue-generating assets. These decreases were partially offset by higher business and commercial aircraft financing, as well as the effect of bringing the securitized floorplan receivables on-balance sheet, effective June 1, 2002.

For the second quarter of the current fiscal year, BC's revenues before intersegment eliminations amounted to $222.3 million, or 2.1% (8.4% on an annualized percentage basis) of average revenue-generating assets, compared to $262.1 million, or 2.3% (9.1% on an annualized percentage basis) of average revenue-generating assets, for the quarter ended July 31, 2001. On a year-to-date basis, revenues before intersegment eliminations were $414.3 million, or 4.1% (8.3% on an annualized percentage basis) of average revenue-generating assets, compared to $518.9 million, or 4.8% (9.7% on an annualized percentage basis) of average revenue-generating assets, for the same period last year. These decreases in revenues are primarily due to the exiting of the manufactured housing and consumer finance businesses in the third quarter ended October 31, 2001, as well as a declining interest rate environment, partially offset by additional revenues from the securitized floorplan receivable portfolios, previously accounted for off-balance sheet.

BC's EBT amounted to $31.2 million or 14.0% of revenues for the quarter ended July 31, 2002, compared to a loss of $3.0 million for the same period last year. EBT for the six months ended July 31, 2002 was $51.8 million, or 12.5% of revenues, compared to a break-even point for the six months ended July 31, 2001. The increase in profitability results from improved operating margins following the discontinuance of the manufactured housing and consumer finance businesses.

The following table presents the total assets under management including on- and off-balance sheet finance receivables and assets under operating leases, before allowance for credit losses.

(millions of Canadian dollars)	**As at July 31, 2002 (unaudited)**			As at January 31, 2002		
	On-balance sheet	**Off-balance sheet**	**Total**	On-balance sheet	Off-balance sheet	Total
Continued portfolios Asset services						
Business aircraft	**$ 2,545.5**	**$ –**	**$ 2,545.5**	$ 2,223.2	$ –	$ 2,223.2
Commercial aircraft Interim financing Long-term leasing	 **733.1** **606.6**	 **–** **–**	 **733.1** **606.6**	 395.9 630.2	 – –	 395.9 630.2
	1,339.7	**–**	**1,339.7**	1,026.1	–	1,026.1
Receivable factoring	**1,978.1**	**–**	**1,978.1**	2,481.7	–	2,481.7
Industrial equipment	**104.8**	**–**	**104.8**	124.8	–	124.8
Total asset services	**5,968.1**	**–**	**5,968.1**	5,855.8	–	5,855.8
Railcar leasing	**63.1**	**1,075.6**	**1,138.7**	65.8	1,067.8	1,133.6
Inventory finance	**2,396.7**	**–**	**2,396.7**	973.7	1,890.7	2,864.4
Total continued portfolios	**8,427.9**	**1,075.6**	**9,503.5**	6,895.3	2,958.5	9,853.8
Discontinued portfolios Manufactured housing Consumer finance Other	 **579.0** **433.2** **348.3**	 **–** **179.7** **57.9**	 **579.0** **612.9** **406.2**	 630.7 443.9 532.9	 – 313.8 90.0	 630.7 757.7 622.9
Total discontinued portfolios	**1,360.5**	**237.6**	**1,598.1**	1,607.5	403.8	2,011.3
Total	**$ 9,788.4**	**$ 1,313.2**	**$ 11,101.6**	$ 8,502.8	$ 3,362.3	$ 11,865.1

In addition, an amount of $2.3 billion as at July 31, 2002 ($2.6 billion as at January 31, 2002) of manufactured housing loans in public securitization vehicles were serviced by BC, but are not considered assets under management and therefore are excluded from the above table, following Management's September 26, 2001 decision to exit this business.

The business aircraft portfolio has a 88.2% loan-to-value ratio as at July 31, 2002, compared to 84.0% as at January 31, 2002.

BC continues the controlled liquidation of the discontinued portfolios, comprised of the manufactured housing, consumer finance, technology management and finance, mid-market commercial equipment finance, and small ticket finance portfolios, which were exited in prior years. These discontinued portfolios decreased by $413.2 million, or 20.5%, from $2,011.3 million as at January 31, 2002 to $1,598.1 million as at July 31, 2002.

FINANCIAL POSITION

Bombardier

Short-term borrowings less cash and cash equivalents amounted to $1.7 billion as at July 31, 2002, compared to $878.9 million as at January 31, 2002. This $775.6 million increase is mainly attributable to increases in inventories and receivables of $2.0 billion and $313.4 million respectively, a reduction of accounts payable and accrued liabilities of $277.3 million and changes in exchange rates, partially offset by an increase in advances and progress billings in excess of related costs of $882.5 million and

other liabilities of $196.1 million, and by the proceeds from the issuance of long-term debt and preferred shares.

Total inventories as at July 31, 2002 were $11.0 billion, compared to $9.0 billion at the end of the previous fiscal year, for an increase of $2.0 billion. In addition to the normal build-up of inventory in the early part of the year, this increase arose mainly from the strengthening of the euro compared to the Canadian dollar, the impact of the strike in the aerospace segment and a higher level of activities in the transportation segment. Total advances and progress billings increased to $8.6 billion as at July 31, 2002, from $7.6 billion at the end of the previous year. An amount of $4.7 billion of advances and progress billings was deducted against inventory as at July 31, 2002, compared to $4.6 billion at the end of the previous fiscal year. Advances and progress billings in excess of related costs, shown as liabilities, have increased to $3.9 billion as at July 31, 2002, compared to $3.0 billion at the end of the previous year.

Goodwill relating to the acquisition of Adtranz was $3.1 billion as at July 31, 2002, compared to $2.7 billion as at January 31, 2002. The increase is due to the increase in the value of the euro compared to the Canadian dollar.

Bombardier free cash flows, defined as cash flows from operating activities less additions to property, plant and equipment, used in the second quarter of the current fiscal year amounted to $358.7 million compared to a use of $1.2 billion for the second quarter of last year. For the six-month period ended July 31, 2002, Bombardier free cash flows used amounted to $1.2 billion compared to a use of $2.1 billion for the same period last year. Bombardier free cash flows are typically negative during the first half of the year, mainly due to the cyclical build up of inventories during this period. Free cash flows improved during the three-month and six-month periods of the current fiscal year compared to the same periods of last year, despite a higher level of activities.

Consistent with the growth in assets, Bombardier's debt-to-capital ratio was 50.7% as at July 31, 2002, compared to 42.0% as at January 31, 2002.

BC

The portfolios of finance receivables and assets under operating leases before allowance for credit losses, which represent BC's most important assets, amounted to $9.8 billion as at July 31, 2002, compared to $8.5 billion as at January 31, 2002. This increase is mainly the result of bringing on-balance sheet $1.7 billion of floorplan receivables as at July 31, 2002, and increases in business aircraft financing and interim financing for commercial aircraft, partially offset by a lower level of receivables factoring and the continuous liquidation of discontinued portfolios. Including securitized loans and serviced lease receivables sold to third parties and the fleet of freight cars under sale and leaseback, assets under management amounted to $11.1 billion and $11.9 billion as at July 31, 2002 and January 31, 2002 respectively, for a decrease of 6.4%.

BC's financial leverage, determined as the ratio of on- and off-balance sheet debt to shareholders' equity and subordinated debt from Bombardier, as at July 31, 2002, and January 31, 2002, was 7.1 to 1 and 7.8 to 1, respectively. Bombardier targets a ratio of 9 to 1 for this type of business.

CAPITAL RESOURCES

As a result of the acquisition of Adtranz, effective May 1, 2001, Bombardier gained access to numerous individual bank credit facilities mostly used for the issuance of standby letters of credit. The Corporation consolidated most of these credit facilities with its new €3,750.0 million European syndicated credit facility during the second quarter of the current fiscal year. Information on the new European credit facility and on the remaining individual credit facilities assumed from the Adtranz acquisition is provided in note 5 to the interim consolidated financial statements.

The Corporation continues to closely monitor its sources of short-term liquidity, which are considered adequate for its activities. Of the total committed credit facilities of $7.6 billion for Bombardier and $4.3 billion for BC as at July 31, 2002, the unused portion amounted to $3.3 billion and $2.5 billion respectively. The Corporation considers that it has adequate access to the Canadian, European and U.S. markets, to proactively and successfully refinance debt maturities and expects to maintain such access in the foreseeable future.

FORWARD-LOOKING STATEMENTS
This report includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

All amounts mentioned in this report are in Canadian dollars, unless otherwise stated.

* Trademark of Bombardier Inc. or its subsidiaries
† Registered trademark of Amtrak, used under licence

Bombardier Inc., 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1Y8
Telephone: (514) 861-9481; Fax: (514) 861-2420; Web site: www.bombardier.com
Un exemplaire en français sera expédié sur demande auprès du Service des affaires publiques.

BOMBARDIER INC.

Consolidated Balance Sheets

(millions of Canadian dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**July 31, 2002**	January 31, 2002	**July 31, 2002**	January 31, 2002	**July 31, 2002**	January 31, 2002
		(Unaudited)		**(Unaudited)**		**(Unaudited)**	
Assets							
Cash and cash equivalents		**$ 548.5**	$ 462.8	**$ 392.1**	$ 462.8	**$ 156.4**	$ -
Receivables		**2,148.6**	1,902.1	**1,904.1**	1,590.7	**244.5**	311.4
Finance receivables	2	**7,500.4**	6,461.7	**67.3**	63.4	**7,433.1**	6,398.3
Assets under operating leases	3	**2,112.3**	1,831.2	**-**	-	**2,112.3**	1,831.2
Inventories	4	**10,973.6**	8,956.5	**10,973.6**	8,956.5	**-**	-
Property, plant and equipment		**3,513.8**	3,408.4	**3,357.9**	3,245.3	**155.9**	163.1
Goodwill		**3,081.6**	2,712.9	**3,081.6**	2,712.9	**-**	-
Investment in and advances to BC		**-**	-	**1,543.8**	1,363.0	**-**	-
Other assets		**2,218.6**	2,017.0	**1,583.3**	1,456.4	**635.3**	560.6
		$ 32,097.4	$ 27,752.6	**$ 22,903.7**	$ 19,851.0	**$ 10,737.5**	$ 9,264.6
Liabilities							
Short-term borrowings	5	**$ 3,788.6**	$ 3,037.0	**$ 2,046.6**	$ 1,341.7	**$ 1,742.0**	$ 1,695.3
Advances from Bombardier		**-**	-	**-**	-	**165.0**	20.0
Accounts payable and accrued liabilities		**7,464.3**	7,779.4	**7,083.6**	7,360.9	**380.7**	418.5
Advances and progress billings in excess of related costs	4	**3,901.5**	3,019.0	**3,901.5**	3,019.0	**-**	-
Long-term debt	6	**10,151.7**	7,857.7	**3,093.7**	2,080.7	**7,058.0**	5,777.0
Other liabilities		**2,167.8**	1,969.5	**2,154.8**	1,958.7	**13.0**	10.8
		$ 27,473.9	$ 23,662.6	**$ 18,280.2**	$ 15,761.0	**$ 9,358.7**	$ 7,921.6
Shareholders' equity (Investment in BC)							
Preferred shares							
Issued and outstanding:							
Series 2: 12,000,000	13	**$ 300.0**	$ 300.0	**$ 300.0**	$ 300.0	**$ -**	$ -
Series 4: 9,400,000	7	**235.0**	-	**235.0**	-	**-**	-
Common shares							
Issued and outstanding:							
Class A: 342,025,648 (342,367,204 as at January 31, 2002)		**47.4**	47.4	**47.4**	47.4	**-**	-
Class B: 1,030,861,270 (1,028,403,682 as at January 31, 2002)		**860.7**	848.8	**860.7**	848.8	**-**	-
Retained earnings		**2,959.7**	2,785.3	**2,959.7**	2,785.3	**-**	-
Deferred translation adjustment		**220.7**	108.5	**220.7**	108.5	**-**	-
Investment in BC		**-**	-	**-**	-	**1,378.8**	1,343.0
		$ 4,623.5	$ 4,090.0	**$ 4,623.5**	$ 4,090.0	**$ 1,378.8**	$ 1,343.0
		$ 32,097.4	$ 27,752.6	**$ 22,903.7**	$ 19,851.0	**$ 10,737.5**	$ 9,264.6

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Income

(Unaudited)

For the three months ended July 31

(millions of Canadian dollars, except per share amounts)

			Bombardier Inc. consolidated			Bombardier			BC		
	Notes		**2002**		2001		**2002**		2001		**2002**		2001
Revenues		**$**	**5,712.1**	$	4,907.1	**$**	**5,586.2**	$	4,741.9	**$**	**222.3**	$	262.1
Cost of sales and operating expenses			**5,394.6**		4,370.3		**5,314.2**		4,204.1		**176.8**		263.1
Depreciation and amortization			**134.3**		112.3		**96.1**		76.7		**38.2**		35.6
Interest expense			**63.7**		41.1		**63.7**		41.1		**-**		-
Other income			**(31.4)**		(38.4)		**(7.5)**		(4.8)		**(23.9)**		(33.6)
Net loss (income) from BC			**-**		-		**(18.9)**		1.8		**-**		-
		$	**5,561.2**	$	4,485.3	**$**	**5,447.6**	$	4,318.9	**$**	**191.1**	$	265.1
Income (loss) before income taxes			**150.9**		421.8		**138.6**		423.0		**31.2**		(3.0)
Income taxes			**49.5**		133.9		**37.2**		135.1		**12.3**		(1.2)
Net income (loss)	8, 9 and 10	**$**	**101.4**	$	287.9	**$**	**101.4**	$	287.9	**$**	**18.9**	$	(1.8)
Earnings per share:	8, 9 and 10												
Basic		**$**	**0.07**	$	0.21								
Diluted		**$**	**0.07**	$	0.20								

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Income

(Unaudited)

For the six months ended July 31

(millions of Canadian dollars, except per share amounts)

			Bombardier Inc. consolidated				*Bombardier*				*BC*
	Notes		**2002**		2001		**2002**		2001		**2002**		2001
Revenues		**$**	**11,184.7**	$	8,895.1	**$**	**10,960.0**	$	8,568.3	**$**	**414.3**	$	518.9
Cost of sales and operating expenses			**10,390.4**		7,923.8		**10,225.1**		7,590.8		**354.9**		525.1
Depreciation and amortization			**279.2**		208.6		**203.6**		141.2		**75.6**		67.4
Interest expense			**113.3**		73.0		**113.3**		73.0		**-**		-
Other income			**(77.7)**		(90.7)		**(9.7)**		(17.1)		**(68.0)**		(73.6)
Net income from BC			**-**		-		**(31.4)**		-		**-**		-
		$	**10,705.2**	$	8,114.7	**$**	**10,500.9**	$	7,787.9	**$**	**362.5**	$	518.9
Income before income taxes			**479.5**		780.4		**459.1**		780.4		**51.8**		-
Income taxes			**158.9**		251.5		**138.5**		251.5		**20.4**		-
Net income	8, 9 and 10	**$**	**320.6**	$	528.9	**$**	**320.6**	$	528.9	**$**	**31.4**	$	-
Earnings per share:	8, 9 and 10												
Basic		**$**	**0.22**	$	0.38								
Diluted		**$**	**0.22**	$	0.37								

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Retained Earnings

(Unaudited)

For the six months ended July 31

(millions of Canadian dollars)

		Bombardier Inc. consolidated	
	Notes	**2002**	2001
Balance at beginning of period		**$ 2,785.3**	$ 2,660.0
Net income		**320.6**	528.9
Dividends:			
Preferred shares		**(14.1)**	(8.2)
Common shares		**(125.0)**	(124.7)
Share issue costs, net of tax	7	**(5.5)**	-
Other		**(1.6)**	(0.9)
Balance at end of period		**$ 2,959.7**	$ 3,055.1

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Cash Flows

(Unaudited)

For the three months ended July 31

(millions of Canadian dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2002**	2001	**2002**	2001	**2002**	2001
Operating activities							
Net income (loss)		**$ 101.4**	$ 287.9	**$ 101.4**	$ 287.9	**$ 18.9**	$ (1.8)
Non-cash items:							
Depreciation and amortization		**134.3**	112.3	**96.1**	76.7	**38.2**	35.6
Net loss (income) from BC		**-**	-	**(18.9)**	1.8	**-**	-
Provision for credit losses	2	**28.1**	36.9	**-**	-	**28.1**	36.9
Deferred income taxes		**32.7**	53.4	**32.5**	72.5	**0.2**	(19.1)
Net changes in non-cash balances related to operations		**(513.6)**	(1,426.7)	**(502.5)**	(1,424.8)	**(11.1)**	(1.9)
Cash flows from operating activities		**$ (217.1)**	$ (936.2)	**$ (291.4)**	$ (985.9)	**$ 74.3**	$ 49.7
Investing activities							
Additions to property, plant and equipment, net		**$ (63.4)**	$ (259.2)	**$ (67.3)**	$ (238.7)	**$ 3.9**	$ (20.5)
Net investment in finance receivables		**711.5**	(571.2)	**(0.7)**	0.7	**712.2**	(571.9)
Additions to assets under operating leases		**(427.8)**	(720.6)	**-**	-	**(427.8)**	(720.6)
Disposals of assets under operating leases		**351.5**	296.0	**-**	-	**351.5**	296.0
Business acquisitions, net of cash acquired		**-**	(892.7)	**-**	(892.7)	**-**	-
Investment in and advances to BC		**-**	-	**(71.1)**	428.0	**71.1**	(428.0)
Other		**(145.5)**	1,167.6	**(18.0)**	1,181.2	**(127.5)**	(13.6)
Cash flows from investing activities		**$ 426.3**	$ (980.1)	**$ (157.1)**	$ 478.5	**$ 583.4**	$ (1,458.6)
Financing activities							
Net variation in short-term borrowings		**$ (648.6)**	$ 262.5	**$ 603.9**	$ 448.4	**$ (1,252.5)**	$ (185.9)
Proceeds from issuance of long-term debt	6	**1,394.8**	1,592.7	**14.7**	138.1	**1,380.1**	1,454.7
Repayment of long-term debt		**(856.3)**	(72.5)	**(12.5)**	(43.3)	**(843.8)**	(29.3)
Issuance of shares, net of related costs	7	**5.9**	9.1	**5.9**	9.1	**-**	-
Dividends paid		**(132.0)**	(128.6)	**(132.0)**	(128.6)	**-**	-
Balance of purchase price - Adtranz		**-**	306.8	**-**	306.8	**-**	-
Cash flows from financing activities		**$ (236.2)**	$ 1,970.0	**$ 480.0**	$ 730.5	**$ (716.2)**	$ 1,239.5
Effect of exchange rate changes on cash and cash equivalents		**$ (122.9)**	$ 11.8	**$ (149.9)**	$ 13.0	**$ 27.0**	$ (1.2)
Net increase (decrease) in cash and cash equivalents		**$ (149.9)**	$ 65.5	**$ (118.4)**	$ 236.1	**$ (31.5)**	$ (170.6)
Cash and cash equivalents at beginning of period		**698.4**	597.2	**510.5**	411.0	**187.9**	186.2
Cash and cash equivalents at end of period		**$ 548.5**	$ 662.7	**$ 392.1**	$ 647.1	**$ 156.4**	$ 15.6

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Cash Flows

(Unaudited)

For the six months ended July 31

(millions of Canadian dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2002**	2001	**2002**	2001	**2002**	2001
Operating activities							
Net income		**$ 320.6**	$ 528.9	**$ 320.6**	$ 528.9	**$ 31.4**	$ -
Non-cash items:							
Depreciation and amortization		**279.2**	208.6	**203.6**	141.2	**75.6**	67.4
Net income from BC		**-**	-	**(31.4)**	-	**-**	-
Provision for credit losses	2	**54.2**	63.8	**-**	-	**54.2**	63.8
Deferred income taxes		**122.0**	155.8	**120.7**	172.6	**1.3**	(16.8)
Net changes in non-cash balances related to operations		**(1,732.0)**	(2,590.5)	**(1,719.6)**	(2,556.7)	**(12.4)**	(33.8)
Cash flows from operating activities		***$ (956.0)***	*$ (1,633.4)*	***$ (1,106.1)***	*$ (1,714.0)*	***$ 150.1***	*$ 80.6*
Investing activities							
Additions to property, plant and equipment, net		**$ (108.5)**	$ (371.6)	**$ (109.5)**	$ (344.9)	**$ 1.0**	$ (26.7)
Net investment in finance receivables		**868.8**	(866.8)	**(3.9)**	9.6	**872.7**	(876.4)
Additions to assets under operating leases		**(1,193.1)**	(1,042.8)	**-**	-	**(1,193.1)**	(1,042.8)
Disposals of assets under operating leases		**837.7**	573.3	**-**	-	**837.7**	573.3
Business acquisitions, net of cash acquired		**-**	(979.8)	**-**	(979.8)	**-**	-
Investment in and advances to BC		**-**	-	**(143.3)**	110.6	**143.3**	(110.6)
Other		**(56.8)**	(18.5)	**(24.3)**	(33.8)	**(32.5)**	15.3
Cash flows from investing activities		**$ 348.1**	$ (2,706.2)	**$ (281.0)**	$ (1,238.3)	**$ 629.1**	$ (1,467.9)
Financing activities							
Net variation in short-term borrowings		**$ (523.2)**	$ 948.5	**$ 665.1**	$ 858.2	**$ (1,188.3)**	$ 90.3
Proceeds from issuance of long-term debt	6	**2,267.0**	2,683.7	**886.9**	1,225.6	**1,380.1**	1,458.0
Repayment of long-term debt		**(876.6)**	(215.0)	**(23.6)**	(56.8)	**(853.0)**	(158.1)
Issuance of shares, net of related costs	7	**241.4**	15.1	**241.4**	15.1	**-**	-
Dividends paid		**(138.4)**	(133.1)	**(138.4)**	(133.1)	**-**	-
Balance of purchase price - Adtranz		**-**	306.8	**-**	306.8	**-**	-
Cash flows from financing activities		**$ 970.2**	$ 3,606.0	**$ 1,631.4**	$ 2,215.8	**$ (661.2)**	$ 1,390.2
Effect of exchange rate changes on cash and cash equivalents		**$ (276.6)**	$ 22.4	**$ (315.0)**	$ 24.8	**$ 38.4**	$ (2.4)
Net increase (decrease) in cash and cash equivalents		**$ 85.7**	$ (711.2)	**$ (70.7)**	$ (711.7)	**$ 156.4**	$ 0.5
Cash and cash equivalents at beginning of period		**462.8**	1,373.9	**462.8**	1,358.8	**-**	15.1
Cash and cash equivalents at end of period		**$ 548.5**	$ 662.7	**$ 392.1**	$ 647.1	**$ 156.4**	$ 15.6

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All figures for the periods ended July 31, 2002 and 2001 and as at July 31, 2002 are unaudited)
For the second quarter ended July 31, 2002
(Tabular figures in millions of Canadian dollars except the number of shares and options and per share amounts)

INTERIM CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

Bombardier Inc. is incorporated under the laws of Canada. The consolidated balance sheets are unclassified because Bombardier Inc. and its subsidiaries (the "Corporation") carry out their operations in four distinct segments, each one characterized by a specific operating cycle. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column (BC) in the interim consolidated financial statements.

The following describes the columns shown in these financial statements:

Bombardier Inc. consolidated

This column represents all of the activities of the Corporation on a consolidated basis, after elimination of balances and transactions between Bombardier and BC.

Bombardier

This column represents the activities of the Corporation's three manufacturing segments (aerospace, transportation and recreational products). These segments are grouped and referred to as "Bombardier," and intercompany transactions and balances within this column have been eliminated. Bombardier's investment in BC is accounted for in this column under the equity method and comprises BC's equity and subordinated debt of Bombardier in BC.

BC

The Bombardier Capital (BC) column represents the financial services and real estate activities of the Corporation. Intercompany transactions and balances within BC have been eliminated.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly-owned. They also include the Corporation's proportionate share of its joint ventures. Most legal entities of the transportation segment use a December 31 fiscal year-end. As a result, the Corporation consolidates these operations with a one-month lag with the remainder of its operations.

The interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and follow the same accounting policies and methods in their application as the most recent annual consolidated financial statements, except for the changes in accounting policies described in the first quarterly report. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods are not necessarily

indicative of the operating results for the full year. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's Annual Report for fiscal year 2002.

Certain reclassifications have been made to prior periods to conform to current reporting. The most significant changes consist in the presentation of interest income of Bombardier as other income and the reclassification of gain on sale of finance receivables, servicing and other fees and other income of BC from revenues to other income. In addition, BC's depreciation expense related to assets under operating leases previously presented against revenues is now included in depreciation and amortization.

2. FINANCE RECEIVABLES

	July 31, 2002	January 31, 2002
	(unaudited)	
BC		
Continued portfolios		
Commercial		
- Loans	**$ 1,708.3**	$ 1,164.4
- Receivables	**1,978.1**	2,481.7
- Lease receivables	**279.4**	504.6
	3,965.8	4,150.7
Floorplan receivables		
- Securitized	**1,659.2**	-
- Other	**737.5**	973.7
	2,396.7	973.7
	6,362.5	5,124.4
Allowance for credit losses	**(44.1)**	(32.3)
Total – continued portfolios	**6,318.4**	5,092.1
Discontinued portfolios		
Manufactured housing loans	**579.0**	630.7
Consumer loans	**433.2**	443.9
Other		
- Loans	**87.7**	131.5
- Lease receivables	**213.7**	341.1
	301.4	472.6
	1,313.6	1,547.2
Allowance for credit losses	**(198.9)**	(241.0)
Total – discontinued portfolios	**1,114.7**	1,306.2
	7,433.1	6,398.3
BOMBARDIER		
Finance receivables	**67.3**	63.4
Total	**$ 7,500.4**	$ 6,461.7

Effective June 1, 2002, certain modifications were made to the securitization agreement related to the floorplan receivables portfolios. As a result, the Corporation regained control over these portfolios and, accordingly, an amount of $1,982.6 million of securitized receivables and the related short-term borrowings and long-term debt were recognized on the balance sheet as of that date. No gains or losses resulted from these transactions.

ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses were as follows:

	Three months ended July 31		**Six months ended July 31**	
	2002	2001	**2002**	2001
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Balance at beginning of period	**$ 250.9**	$ 120.2	**$ 273.3**	$ 133.0
Provision for credit losses	**28.1**	36.9	**54.2**	63.8
Amounts charged off – net of recoveries	**(36.0)**	(39.6)	**(84.5)**	(79.3)
Balance at end of period	**$ 243.0**	$ 117.5	**$ 243.0**	$ 117.5

Impaired finance receivables amounted to $87.9 million and $115.8 million as at July 31, 2002 for continued and discontinued portfolios, respectively ($106.1 million and $187.5 million as at January 31, 2002). Repossessed assets amounted to $35.1 million and $41.3 million as at July 31, 2002 and January 31, 2002, respectively.

3. ASSETS UNDER OPERATING LEASES

BC's assets under operating leases were as follows:

	July 31, 2002	January 31, 2002
	(unaudited)	
Aircraft - Business	**$ 1,400.2**	$ 1,133.0
- Commercial	**678.4**	645.2
Freight cars - Assets held for resale	**80.2**	81.0
Industrial equipment	**62.1**	61.7
Discontinued portfolios	**76.3**	88.7
	2,297.2	2,009.6
Accumulated depreciation	**(184.9)**	(178.4)
	$ 2,112.3	$ 1,831.2

Freight cars held temporarily, pending their off-balance sheet financing through sale and leaseback transactions, are presented as assets held for resale.

4. INVENTORIES

	July 31, 2002	January 31, 2002
	(unaudited)	
Raw materials and work in process	**$ 489.2**	$ 545.4
Long-term contracts and aerospace programs	**8,526.2**	7,087.8
Finished products	**1,958.2**	1,323.3
	$10,973.6	$ 8,956.5

Costs incurred and accrued margins related to long-term contracts, and costs incurred related to ongoing aerospace programs amounted to $13,238.8 million as at July 31, 2002 ($11,693.2 million as at January 31, 2002). Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $8,614.1 million as at July 31, 2002 ($7,624.4 million as at January 31, 2002), of which $3,901.5 million represents a liability disclosed as advances and progress billings in excess of related costs as at July 31, 2002 ($3,019.0 million as at January 31, 2002).

5. SHORT-TERM BORROWINGS

	July 31, 2002	January 31, 2002
Bombardier	**$ 2,046.6**	$ 1,341.7
BC	**1,742.0**	1,695.3
	$ 3,788.6	$ 3,037.0

Under banking syndicate agreements, Bombardier Inc. and some of its subsidiaries must maintain certain financial ratios, a condition which had been met as at July 31, 2002 and January 31, 2002.

Bombardier

Bombardier's credit facilities and borrowings as well as their rates and maturities were as follows:

	July 31, 2002						
	Committed	**Amount drawn[(1)]**	**Letters of credit drawn**	**Available**	**Period-end rate**	**Average rate for the period**	**Maturity**
Credit facilities:							
European	**$ 5,819.6**	**$ 754.7**	**$ 2,830.8**	**$ 2,234.1**	**3.5%**	**3.5%**	**2004-2008**
North American	**1,750.0**	**485.2**	**224.6**	**1,040.2**	**2.8%**	**2.7%**	**2003-2006**
	$ 7,569.6	**$1,239.9**	**$ 3,055.4**	**$ 3,274.3**			
Borrowings:							
Notes		**806.7**			**2.4%**	**2.3%**	**2003**
		$2,046.6					

(1) *The currency components of the amounts drawn were €428.0 million and $35.0 million US for the European facility,* $5.0 million US for the North American facility and €200.0 million and ¥20,000.0 million for the notes.

	January 31, 2002						
	Committed	Amount drawn(1)	Letters of credit drawn	Available	Year-end rate	Average rate for the year	Maturity
Credit facilities:							
European	$ 2,325.9	$ 414.9	$ 985.7	$ 925.3	3.6%	4.2%	2006
North American	1,750.0	165.4	145.5	1,439.1	2.2%	3.7%	2003-2006
	$ 4,075.9	580.3	$ 1,131.2	$2,364.4			
Borrowings:							
Notes		761.4			2.4%	2.7%	2003
		$1,341.7					

(1) The currency components of the amounts drawn were €300.0 million for the European facility and €200.0 million and ¥20,000.0 million for the notes.

On July 10, 2002, the Corporation entered into a new €3,750.0 million credit facility to refinance its existing €1,700.0 million European credit facility and various bilateral facilities resulting from the Adtranz acquisition. This new credit facility has a committed 364-day portion of €600.0 million and a committed five-year portion of €3,150.0 million. Amounts may be drawn under this credit facility in various currencies including U.S. dollars, euros and sterling pounds at variable rates based on LIBOR or Euribor. The facility may be used for the issuance of letters of credit and as a liquidity back-up for the €1.0 billion European Commercial Paper program.

Remaining bilateral facilities resulting from the Adtranz acquisition amounted to $489.8 million as at July 31, 2002, compared to $2,449.4 million as at January 31, 2002. Bombardier also had $856.0 million of outstanding letters of credit as at July 31, 2002 ($1,213.9 million as at January 31, 2002), in addition to the outstanding letters of credit shown in the table above.

BC

BC's credit facilities and their rates and maturities were as follows:

	July 31, 2002					
	Committed	**Amount drawn(1)**	**Available**	**Period-end rate**	**Average rate for the period**	**Maturity**
Credit facilities:						
Revolving lines	**$2,601.2**	**$ 677.3**	**$ 1,923.9**	**2.3%**	**2.1%**	**2003 - 2006**
Bank loans	**285.2**	**179.2**	**106.0**	**2.6%**	**3.0%**	**2003**
Other	**1,398.7**	**885.5**	**513.2**	**2.2%**	**2.1**	**2003**
	$4,285.1	**$1,742.0**	**$ 2,543.1**			

(1) The US $ components of the amounts drawn were $286.8 million US for the revolving lines, $113.1 million US for the bank loans and $502.1 million US for other.

Effective June 1, 2002, an amount of $1,242.8 million of short-term borrowings related to securitized floorplan receivables was brought back on the balance sheet and included in other credit facilities (see note 2).

The outstanding amounts under the credit facilities included $677.3 million as at July 31, 2002 ($1,277.3 million as at January 31, 2002) of commercial paper borrowings, with maturities of up to six months.

	January 31, 2002					
	Committed	Amount drawn[1]	Available	Year-end rate	Average rate for the year	Maturity
Credit facilities:						
Revolving lines	$2,610.8	$1,277.3	$ 1,333.5	2.1%	4.3%	2003-2006
Bank loans	286.6	215.3	71.3	2.9%	4.6%	2003
Other	796.3	202.7	593.6	2.0%	2.6%	2003
	$3,693.7	$ 1,695.3	$ 1,998.4			

[1] The US $ components of the amounts drawn were $749.5 million US for the revolving lines, $95.0 million US for the bank loans and $124.4 million US for other.

6. LONG-TERM DEBT

Effective June 1, 2002, an amount of $739.8 million of BC's long-term debt related to securitized floorplan receivables was brought back on the balance sheet (see note 2).

On May 14, 2002, BC, through an indirectly wholly-owned subsidiary of the Corporation, issued on the European market, notes amounting to €500.0 million ($703.1 million) and £300.0 million ($677.0 million), maturing in May 2007 and May 2009, respectively. The euro notes bear interest at 6.125% and the sterling notes bear interest at 6.75%.

As at July 31, 2002 and January 31, 2002, the Corporation had complied with the restrictive covenants contained in its various financing agreements.

7. SHARE CAPITAL

On March 8, 2002, the Corporation issued 9,400,000 Series 4 Cumulative Redeemable Preferred Shares carrying a fixed cumulative preferential cash dividend of 6.25% per year, payable quarterly. The net proceeds of the issuance amounting to $227.6 million have been used to repay short-term indebtedness.

8. SHARE-BASED PLANS

During the six-month period ended July 31, 2002, the Corporation granted 4,855,000 options to purchase Class B (Subordinated Voting) Shares to key employees and directors. The weighted average grant date fair value of options granted during this period amounted to $5.13 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Risk-free interest rate	5.43%
Expected life	6 years
Expected volatility in the market price of the shares	28.3%
Expected dividend yield	0.90%

The Corporation has elected to account for its share option plans as capital transactions. If the share option plans had been accounted for based on the fair value method, pro forma net income and pro forma earnings per share would have been as follows:

		Three months ended July 31, 2002 (unaudited)	Six months ended July 31, 2002 (unaudited)
Net income			
- as reported		**$ 101.4**	**$ 320.6**
- pro forma		**$ 99.1**	**$ 317.8**
Earnings per share			
Basic	- as reported	**$ 0.07**	**$ 0.22**
	- pro forma	**$ 0.07**	**$ 0.22**
Diluted	- as reported	**$ 0.07**	**$ 0.22**
	- pro forma	**$ 0.07**	**$ 0.22**

The pro forma figures omit the effect of stock options granted prior to February 1, 2002.

9. EARNINGS PER SHARE

Basic and diluted earnings per share were as follows. The number of shares and options are expressed in thousands.

	Three months ended July 31 (unaudited)		Six months ended July 31 (unaudited)	
	2002	2001	**2002**	2001
Net income	**$ 101.4**	$ 287.9	**$ 320.6**	$ 528.9
Preferred share dividends, net of tax	**8.7**	4.6	**15.7**	9.1
Net income available to common shareholders	**$ 92.7**	$ 283.3	**$ 304.9**	$ 519.8
Weighted average number of common shares outstanding	**1,372,512**	1,368,152	**1,371,569**	1,367,393
Stock options	**15,391**	26,188	**16,071**	25,778
Weighted average diluted number of common shares outstanding	**1,387,903**	1,394,340	**1,387,640**	1,393,171
Basic	**$ 0.07**	$ 0.21	**$ 0.22**	$ 0.38
Diluted	**$ 0.07**	$ 0.20	**$ 0.22**	$ 0.37

For the three-month periods ended July 31, 2002 and 2001, a total of 14,703 and 858 stock options, respectively, and for the six-month periods ended July 31, 2002 and 2001, a total of 14,703 and 3,884 stock options, respectively, were excluded from the calculation of diluted earnings per share, since the exercise price of these options exceeded the average market value of the Corporation's Class B

(Subordinated Voting) Shares for the respective periods. There were 45,800,086 and 43,841,984 options issued and outstanding as at July 31, 2002 and January 31, 2002, respectively.

10. ADJUSTED NET INCOME

Net income before the effect of goodwill amortization ("adjusted net income") and adjusted earnings per share were as follows:

	Three months ended July 31 (unaudited)		Six months ended July 31 (unaudited)	
	2002	2001	**2002**	2001
Net income	**$ 101.4**	$ 287.9	**$ 320.6**	$ 528.9
Goodwill amortization, net of tax	**-**	10.7	**-**	10.7
Adjusted net income	**$ 101.4**	$ 298.6	**$ 320.6**	$ 539.6
Earnings per share				
Basic – as reported	**$ 0.07**	$ 0.21	**$ 0.22**	$ 0.38
– adjusted	**$ 0.07**	$ 0.22	**$ 0.22**	$ 0.39
Diluted – as reported	**$ 0.07**	$ 0.20	**$ 0.22**	$ 0.37
– adjusted	**$ 0.07**	$ 0.21	**$ 0.22**	$ 0.38

11. CONTINGENCIES

The Corporation is a defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties.

The Corporation intends to vigorously defend its position in these matters. Management believes the Corporation has made adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

12. SEGMENT DISCLOSURE

The Corporation operates in the four reportable segments described below. Each reportable segment offers different products and services, requires different technology and marketing strategies and is headed by a president and chief operating officer.

The aerospace segment is engaged in the design, manufacture and sale of business and regional aircraft for individuals, corporations and commercial airline customers. It is also engaged in the manufacture of major airframe components for aircraft designed and built by other American and European aircraft manufacturers. In addition, it provides commercial and military aviation services, including technical services and pilot training.

The transportation segment is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger railcars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion and train control systems and provides signalling equipment and systems.

The recreational products segment is responsible for developing, manufacturing and marketing snowmobiles, watercraft, boats, all-terrain vehicles, utility vehicles and engines.

The capital segment (BC) includes financial services and real estate activities. Financial services offers secured financing and leasing solutions to manufacturers, retailers and other commercial businesses, primarily in North American markets. BC also offers full-service maintenance and/or management services to owners and users of freight cars in North American markets. BC also services discontinued portfolios (see note 2). The real estate activities of this segment consist of selling land to real estate developers and renting office buildings to Bombardier.

The accounting policies of the segments are the same as those described in the Corporation's Annual Report for the year ended January 31, 2002, except for the changes in accounting policies described in the first quarterly report. Management evaluates performance based on income or loss before special items, income taxes and goodwill amortization. Intersegment services are accounted for at current market prices as if the services were provided to third parties.

Corporate interest costs are allocated to the manufacturing segments based on each segment's net assets, computed as follows: one half of the Canadian prime rate is charged on gross utilized assets reduced by interest on customer advances calculated at the Canadian prime rate. The balance of unallocated actual interest costs, if any, is allocated to each manufacturing segment based on its net assets. Net assets exclude cash and cash equivalents, investment in and advances to BC and deferred income taxes, and are net of accounts payable and accrued liabilities, advances and progress billings in excess of related costs and accrued benefit liability and other. Most corporate office charges are allocated based on each segment's revenues.

The table containing detailed segmented data is shown on the following page.

13. SUBSEQUENT EVENT

On August 1, 2002, 9,402,093 Series 2 Cumulative Redeemable Preferred Shares were converted into 9,402,093 Series 3 Cumulative Redeemable Preferred Shares. The Series 3 Cumulative Redeemable Preferred Shares carry an annual dividend rate of 5.476% for the initial five-year period payable quarterly, if declared. The remaining 2,597,907 Series 2 Cumulative Redeemable Preferred Shares carry a floating adjustable cumulative preferential cash dividend, payable monthly, if declared, commencing on August 1, 2002, with the annual floating dividend rate equal to 80% of the Canadian prime rate. The dividend rate will float in relation to changes in the prime rate and will be adjusted upwards or downwards on a monthly basis to a monthly maximum of 4% if the trading price of the Series 2 Preferred Shares is less than $24.90 per share or more than $25.10 per share.

SEGMENT DISCLOSURE

(unaudited)

For the three months ended July 31

(millions of Canadian dollars)

Industry segments	Bombardier Inc. consolidated		Aerospace		Transportation		Recreational Products		BC	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
External revenues	**$ 5,712.1**	$ 4,907.1	**$ 2,684.5**	$ 2,716.4	**$ 2,393.7**	$ 1,606.8	**$ 508.0**	$ 418.7	**$ 125.9**	$ 165.2
Intersegment eliminations	**-**	-	**-**	-	**5.3**	5.9	**-**	-	**96.4**	96.9
Revenues	**$ 5,712.1**	$ 4,907.1	**$ 2,684.5**	$ 2,716.4	**$ 2,399.0**	$ 1,612.7	**$ 508.0**	$ 418.7	**$ 222.3**	$ 262.1
Cost of sales and operating expenses	**$ 5,394.6**	$ 4,370.3	**$ 2,595.3**	$ 2,280.3	**$ 2,275.3**	$ 1,555.7	**$ 448.9**	$ 374.0	**$ 176.8**	$ 263.1
Depreciation and amortization	**134.3**	112.3	**38.2**	33.1	**43.8**	35.2	**14.1**	8.4	**38.2**	35.6
Interest expense and other income	**32.3**	2.7	**75.8**	73.9	**(28.6)**	(45.3)	**9.0**	7.7	**(23.9)**	(33.6)
	5,561.2	4,485.3	**2,709.3**	2,387.3	**2,290.5**	1,545.6	**472.0**	390.1	**191.1**	265.1
Income (loss) before income taxes	**$ 150.9**	$ 421.8	**$ (24.8)**	$ 329.1	**$ 108.5**	$ 67.1	**$ 36.0**	$ 28.6	**$ 31.2**	$ (3.0)

SEGMENT DISCLOSURE

(unaudited, except for January 31, 2002 figures)
For the six months ended July 31
(millions of Canadian dollars)

Industry segments	Bombardier Inc. consolidated 2002	Bombardier Inc. consolidated 2001	Aerospace 2002	Aerospace 2001	Transportation 2002	Transportation 2001	Recreational Products 2002	Recreational Products 2001	BC 2002	BC 2001
External revenues	$ **11,184.7**	$ 8,895.1	$ **5,289.7**	$ 5,337.7	$ **4,702.3**	$ 2,441.8	$ **968.0**	$ 788.8	$ **224.7**	$ 326.8
Intersegment eliminations	**-**	-	**-**	-	**10.8**	11.6	**-**	-	**189.6**	192.1
Revenues	$ **11,184.7**	$ 8,895.1	$ **5,289.7**	$ 5,337.7	$ **4,713.1**	$ 2,453.4	$ **968.0**	$ 788.8	$ **414.3**	$ 518.9
Cost of sales and operating expenses	$ **10,390.4**	$ 7,923.8	$ **4,910.3**	$ 4,508.5	$ **4,463.5**	$ 2,382.1	$ **862.1**	$ 711.8	$ **354.9**	$ 525.1
Depreciation and amortization	**279.2**	208.6	**75.2**	65.8	**101.4**	58.4	**27.0**	17.0	**75.6**	67.4
Interest expense and other income	**35.6**	(17.7)	**138.3**	124.1	**(50.9)**	(80.6)	**16.2**	12.4	**(68.0)**	(73.6)
	10,705.2	8,114.7	**5,123.8**	4,698.4	**4,514.0**	2,359.9	**905.3**	741.2	**362.5**	518.9
Income before income taxes	$ **479.5**	$ 780.4	$ **165.9**	$ 639.3	$ **199.1**	$ 93.5	$ **62.7**	$ 47.6	$ **51.8**	$ -
Additions to property, plant and equipment and goodwill, net										
- excluding business acquisitions	$ **108.5**	$ 371.6	$ **47.4**	$ 164.2	$ **41.6**	$ 114.2	$ **20.5**	$ 66.5	$ **(1.0)**	$ 26.7
- business acquisitions	**-**	3,505.7	**-**	-	**-**	3,431.9	**-**	73.8	**-**	-
	$ **108.5**	$ 3,877.3	$ **47.4**	$ 164.2	$ **41.6**	$ 3,546.1	$ **20.5**	$ 140.3	$ **(1.0)**	$ 26.7

As at	July 31, 2002	January 31, 2002	July 31, 2002	January 31, 2002	July 31, 2002	January 31, 2002	July 31, 2002	January 31, 2002	July 31, 2002	January 31, 2002
Net segmented assets	$ **9,589.1**	$ 7,343.5	$ **6,703.1**	$ 5,289.6	$ **796.1**	$ 322.7	$ **711.1**	$ 388.2	$ **1,378.8**	$ 1,343.0
Accounts payable and accrued liabilities	**7,083.6**	7,360.9								
Advances and progress billings in excess of related costs	**3,901.5**	3,019.0								
Accrued benefit liability and other	**1,163.6**	1,061.6								
Advances to BC	**165.0**	20.0								
Deferred income taxes	**608.8**	583.2								
Cash and cash equivalents	**392.1**	462.8								
Total assets – Bombardier	$ **22,903.7**	$ 19,851.0								
Investment in and advances to BC	**(1,543.8)**	(1,363.0)								
Total assets – BC	**10,737.5**	9,264.6								
Total assets – Bombardier Inc. consolidated	$ **32,097.4**	$ 27,752.6								